355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
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Jamie G. John, Branch Chief	London	Singapore
William Demarest, Accountant	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance	Milan

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:          Sunstone Hotel Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 19, 2015

File No. 1-32319

Sunstone Hotel Investors, Inc.

Form 8-K

Filed February 17, 2015

File No. 1-32319

Dear Ms. John and Mr. Demarest,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 5, 2015, with respect to the Company’s Annual Report on Form 10-K and Current Report on Form 8-K for the year ended December 31, 2014. For your convenience, the Staff’s comments are set forth below in italics, followed by the Company’s responses.

Comments

Form 10-K: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Seasonality and Volatility, page 63

1.              We note your prior response to prior comment 2. Please tell us how you determined the amount of prior ownership results. Additionally, to the extent that you retain this disclosure in future filings, provide all of the disclosure requirements in Item 10(e) of Regulation S-K, including identifying comparable portfolio revenues as a non-GAAP measure and describing the usefulness of the measure to the company and to investors.

Response

The Company informs the Staff that it obtains prior ownership information from a hotel’s previous owner(s) during the due diligence period before its acquisition of a hotel. The Company performs a limited review of the information as part of its analysis of a potential acquisition. The prior ownership information it receives may or may not be audited. The Company combines prior ownership results with its ownership results in order to present its hotels’ financial information on a comparable basis.  To the extent that it retains this disclosure in future filings, the Company informs the Staff that it will explain the source for this information.

The Company also informs the Staff that, to the extent it retains this disclosure in future filings, it will provide all of the disclosure requirements of Item 10(e) of Regulation S-K, including identifying comparable portfolio revenues as a non-GAAP measure and describing the usefulness of the measure to the Company and to investors.  In particular, the Company believes Comparable Portfolio Revenues are useful to the Company and investors in evaluating its operating performance because this measure helps investors evaluate and compare the results of its operations from period to period by removing the fluctuations caused by an acquisition.

Form 8-K: Exhibit 99.1 Comparable Hotel EBITDA and Margins, page 18

1.              We note your response to prior comment 3. Please address the following as it relates to your proposed revised presentation.

•                  Tell us how you determined the amounts to include in the “Acquisition” column.

•                  Explain to us your basis for including an adjustment for pro forma depreciation in the “Acquisition” column and how you determined the amount of the adjustment as described in footnote (2).

•                  To the extent that you retain this disclosure in future filings, provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K, including labeling this presentation as non-GAAP. Additionally, provide disclosure regarding the information included within and excluded from the “Acquisition” column.

Response

The Company informs the Staff that amounts included in the “Acquisition” column were obtained from the Marriott Wailea’s previous owner during the Company’s due diligence period before the Company acquired the hotel in July 2014, with the exception of the pro forma adjustment for depreciation. The Company’s pro forma presentation of depreciation is included in this disclosure in order to give investors a clear understanding of how the acquisition of the hotel will affect the Company’s consolidated depreciation expense and net income in the future. The Company determined the amount to include as pro forma depreciation expense by allocating the Company’s purchase price of the hotel between the various components of the property (i.e. land, building, furniture, fixtures and equipment) based on the values included in existing tax records for the year ended December 31, 2013. Depreciable assets were then given lives ranging from 7 to 40 years. To the extent that it retains this disclosure in future filings, the Company informs the Staff that it will explain the source for this information, as well as information included within and excluded from the “Acquisition” column.

The Company also informs the Staff that, to the extent it retains this disclosure in future filings, it will provide all of the disclosure requirements of Item 10(e) of Regulation S-K, including labeling this presentation as  non-GAAP.

*             *             *             *             *

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:	Bryan Giglia, Senior Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.
David Sloan, Senior Vice President & General Counsel, Sunstone Hotel Investors, Inc.